EXHIBIT 99.1

                    Certain Business Risks and Uncertainties

Described below are various risks and uncertainties that may affect our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected.

OUR OPERATING RESULTS AND MARGINS MAY FLUCTUATE SIGNIFICANTLY AND WE MAY NOT BE ABLE TO MAINTAIN OUR EXISTING GROWTH RATE.

Although we have had significant revenue and earnings growth in recent quarters, we may not be able to sustain these growth rates or maintain our margins, and we may experience significant fluctuations in our revenue, earnings and margins in the future.

Our operating results and margins will depend on many factors, including the following:

o our ability to develop, manufacture and deliver products in a timely and cost-effective manner;

o whether we encounter low levels of usable product produced during each manufacturing step (our "yield");

o    our ability to expand our production of SiC wafers and devices;

o    our ability to produce higher brightness products;

o    demand for our products or our customers' products;

o    competition; and

o    general industry and global economic conditions.

Our future operating results and margins could be adversely affected by these or other factors. If our future operating results or margins are below the expectations of stock market analysts or our investors, our stock price may decline.

IF WE EXPERIENCE POOR PRODUCTION YIELDS, OUR MARGINS COULD DECLINE AND OUR OPERATING RESULTS MAY SUFFER.

Our SiC material products and our LED and RF device products are manufactured using technologies that are highly complex. Our customers incorporate our products into high volume applications such as automotive dashboards; wireless handsets, full color video displays and gemstones, and they insist that our products meet exact specifications for quality, performance and reliability.

The number of usable crystals, wafers and devices that result from our production processes can fluctuate as a result of many factors, including but not limited to the following:

o    impurities in the materials used;

o    contamination of the manufacturing environment;

o equipment failure, power outages or variations in the manufacturing process;

o    losses from broken wafers or other human error; and

o    defects in packaging.

Because many of our manufacturing costs are fixed, if our yields decrease, our margins could decline and our operating results would be adversely affected. For this reason, we are constantly trying to improve our yields. In the past, we have experienced difficulties in achieving acceptable yields on new products, which has adversely affected our operating results. We may experience similar problems in the future and we cannot predict when they may occur or their severity. These problems could significantly affect our future margins and operating results.

THERE ARE LIMITATIONS ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY.

Our intellectual property position is based in part on patents owned by us and patents exclusively licensed to us by N.C. State and others. The licensed patents include patents relating to our SiC crystal growth process. We intend to continue to file patent applications in the future, where appropriate, and to pursue such applications with U.S. and foreign patent authorities, but we cannot be sure that patents will be issued on such applications or that our existing or future patents will not be successfully contested. Also, since issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents (or patents issued to others and licensed to us) will provide significant commercial protection. In addition to patent protection, we also rely on trade secrets and other non-patented proprietary information relating to our product development and manufacturing activities. We try to protect this information with confidentiality agreements with our employees and other parties. We cannot be sure that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

IF WE ARE UNABLE TO PRODUCE ADEQUATE QUANTITIES OF OUR HIGH BRIGHTNESS LEDs, OUR OPERATING RESULTS MAY SUFFER.

We believe that higher volume production of high brightness blue and green LEDs will be important to our future operating results. Achieving greater volumes requires improved production yields for these products. Successful production of these products is subject to a number of risks, including the following:

o our ability to consistently manufacture these products in volumes large enough to cover our fixed costs and satisfy our customers' requirements; and

o our ability to improve our yields and reduce the costs associated with the manufacture of these products.

Our inability to produce adequate quantities of our high brightness blue and green products would have a material adverse effect on our business, results of operations and financial condition.

OUR OPERATING RESULTS ARE SUBSTANTIALLY DEPENDENT ON THE DEVELOPMENT OF NEW PRODUCTS BASED ON OUR CORE SIC TECHNOLOGY.

Our future success will depend on our ability to develop new SiC solutions for existing and new markets. We must introduce new products in a timely and cost-effective manner, and we must secure production orders from our customers. The development of new SiC products is a highly complex process, and we have historically experienced delays in completing the development and introduction of new products. Products currently under development include high power RF and microwave devices, power devices, blue laser diodes, high temperature devices and higher brightness LED products. The successful development and introduction of these products depends on a number of factors, including the following:

o achievement of technology breakthroughs required to make commercially viable devices;

o the accuracy of our predictions of market requirements and evolving standards;

o    acceptance of our new product designs;

o    the availability of qualified development personnel;

o    our timely completion of product designs and development;

o our ability to develop repeatable processes to manufacture new products in sufficient quantities for commercial sales;

o    our customers' ability to develop applications  incorporating our products;
     and

o    acceptance of our customers' products by the market.

If any of these or other factors become problematic, we may not be able to develop and introduce these new products in a timely or cost-efficient manner.

WE DEPEND ON A FEW LARGE CUSTOMERS.

Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. We expect that trend to continue. For example, for fiscal 2000 our top five customers accounted for 82% of our total revenue. Accordingly, our future operating results depend on the success of our largest customers and on our success in selling large quantities of our products to them. The concentration of our revenues with a few large customers makes us particularly dependent on factors affecting those customers. For example, if demand for their products decreases, they may stop purchasing our products and our operating results will suffer. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may not recover.

WE FACE CHALLENGES RELATING TO EXPANSION OF OUR PRODUCTION AND MANUFACTURING FACILITY.

In order to increase production at our new facility, we must add critical new equipment, move existing equipment and complete the construction and upfit of buildings. Expansion activities such as these are subject to a number of risks, including unforeseen environmental or engineering problems relating to existing or new facilities or unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products, and delays in bringing production equipment on-line. These and other risks may affect the construction of new facilities, which could adversely affect our business, results of operations and financial condition.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE.

The market for our products is highly competitive. Our competitors currently sell blue and green LEDs made from sapphire wafers that are brighter than the high brightness LEDs we currently produce. In addition, new firms have begun offering or announced plans to offer blue and green LEDs. The market for SiC wafers is also becoming competitive as other firms have in recent years begun offering SiC wafer products or announced plans to do so. We also expect significant competition for products we are currently developing, such as those for use in microwave communications.

We expect competition to increase. This could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

WE FACE SIGNIFICANT CHALLENGES MANAGING OUR GROWTH.

We have experienced a period of significant growth that has strained our management and other resources. We have grown from 188 employees on December 31, 1996 to 680 employees on June 25, 2000 and from revenues of $44.0 million for the fiscal year ended June 28, 1998 to $108.6 million for the fiscal year ended June 25, 2000. To manage our growth effectively, we must continue to:

o    implement and improve operation systems;

o maintain adequate manufacturing facilities and equipment to meet customer demand;

o    add experienced senior level managers; and

o attract and retain qualified people with experience in engineering, design, technical marketing support.

We will spend substantial amounts of money in supporting our growth and may have additional unexpected costs. Our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development, and administrative support. If we cannot attract qualified people or manage growth effectively, our business, operating results and financial condition could be adversely affected.

OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF WE ENCOUNTER PROBLEMS TRANSITIONING LED PRODUCTION TO A LARGER WAFER SIZE.

Beginning in fiscal 2001, we plan to begin shifting LED production from two-inch wafers to three-inch wafers. We must first qualify our production processes on systems designed to accommodate the larger wafer size, and some of our existing production equipment must be refitted for the larger wafer size. Delays in this process could have an adverse effect on our business. In addition, in the past we have experienced lower yields for a period of time following a transition to a larger wafer size until use of the larger wafer is fully integrated in Production and we begin to achieve production efficiency. We anticipate that we will experience similar temporary yield reductions during the transition to the three-inch wafers, and we have factored this into our plan for production capacity. If this transition phase takes longer than we expect or if we are unable to attain expected yield improvements, our operating results may be adversely affected.

WE RELY ON A FEW KEY SUPPLIERS.

We depend on a limited number of suppliers for certain raw materials, components and equipment used in manufacturing our SiC products, including key materials and equipment used in critical stages of our manufacturing processes. We generally purchase these limited source items with purchase orders, and we have no guaranteed supply arrangements with such suppliers. If we were to lose such key suppliers, our manufacturing efforts could be hampered significantly. Although we believe our relationship with our suppliers is good, we cannot assure you that we will continue to maintain good relationships with such suppliers or that such suppliers will continue to exist.

IF GOVERNMENT AGENCIES OR OTHER CUSTOMERS DISCONTINUE THEIR FUNDING FOR OUR RESEARCH AND DEVELOPMENT OF SIC TECHNOLOGY, OUR BUSINESS MAY SUFFER.

In the past, government agencies and other customers have funded a significant portion of our research and development activities. If this support is discontinued or reduced, our ability to develop or enhance products could be limited and our business; results of operations and financial condition could be adversely affected.

OUR OPERATIONS COULD INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

Other companies may hold or obtain patents on inventions or may otherwise claim proprietary right to technology necessary to our business. We cannot assure you that third parties will not attempt to assert infringement claims against us with respect to our current or future products, including our core products. We cannot predict the extent to which such assertions may require us to seek licenses or, if required, whether such licenses will be offered or offered on acceptable terms or that disputes can be resolved without litigation. Litigation to determine the validity of infringement, or claims alleged by third parties, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not the litigation is ultimately determined in our favor. We cannot predict the occurrence of future intellectual property claims that may prevent us from selling products, result in litigation or give rise to indemnification obligations or damage claims.

IF AN ADVERSE JUDGMENT IS ENTERED IN THE PENDING PATENT LITIGATION IN JAPAN, OUR BUSINESS MAY SUFFER.

Our distributor in Japan is currently a party to patent litigation in Japan, brought by Nichia, in which Nichia claims that our LED products infringe two Japanese patents it owns. The complaints in the proceedings seek injunctive relief that would prohibit our distributor from further sales of our LED products in Japan. A result adverse to the distributor in these cases would impair our ability to sell both our standard brightness and high brightness LED products in Japan. Subject to contractual limitations, we have an obligation to indemnify our distributor for certain patent infringement claims.

WE ARE SUBJECT TO RISKS FROM INTERNATIONAL SALES.

Sales to customers located outside the U.S. accounted for about 69%, 59% and 58% of our revenue in fiscal 2000, 1999 and 1998, respectively. We expect that revenue from international sales will continue to be a significant part of our total revenue. International sales are subject to a variety of risks, including risks arising from currency fluctuations, trends in use of the Euro, trading restrictions, tariffs, trade barriers and taxes. Also, U.S. Government or military export restrictions could limit or prohibit sales to customers in certain countries because of their uses in military or surveillance applications. Because all of our foreign sales are denominated in U.S. dollars, our products become less price competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, we cannot be sure that our international customers will continue to place orders denominated in U.S. dollars. If they do not, our reported revenue and earnings will be subject to foreign exchange fluctuations.